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                                                                    Exhibit 23.8

Consent of KPMG Accountants N.V.

We hereby consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement on Form S-4 of our report dated January 29, 2003 except as to Note 3 for which the date is June 10, 2003 relating to the combined balance sheets of Philips Speech Processing Telephony and Voice Control (a division of Royal Philips Electronics N.V.) as of December 31, 2002 and 2001, and the related combined statements of operations and comprehensive loss, changes in the net investment of the Philips Group, and cash flows for each of the years in the two-year period ended December 31, 2002. We also consent to the references to us under the headings "Experts" in such Registration Statement.

/s/ KPMG Accountants N.V.

KPMG Accountants N.V.

Eindhoven, the Netherlands

July 28, 2005